Exhibit 99.1

INVESTORS' MONTHLY REPORT
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GRANITE MASTER ISSUER PLC
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Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc,
Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 June 2005 - 30 June 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                     302,724

Current Balance - Trust Mortgage Assets            (GBP)28,231,430,154

Current Balance - Trust Cash and other Assets      (GBP)1,905,576,682

Last Months Closing Trust Assets                   (GBP)31,596,778,815

Funding share                                      (GBP)18,139,626,152

Funding 2 share                                    (GBP)7,885,265,191

Funding and Funding 2 share                        (GBP)26,024,891,343

Funding and Funding 2 Share Percentage               86.36%

Seller Share*                                      (GBP)4,112,115,493

Seller Share Percentage                              13.64%

Minimum Seller Share (Amount)*                     (GBP)1,812,464,839

Minimum Seller Share (% of Total)                     6.01%

Excess Spread last quarter annualised (% of Total)    0.41% *
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans
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                  Number      Principal((GBP))   Arrears((GBP)) By Principal (%)

< 1 Month         297,351    27,719,748,867        0                 98.19%

> = 1 < 3 Months   4,381     422,071,137       3,556,140              1.50%

> = 3 < 6 Months    781      71,838,639        1,666,979              0.25%

> = 6 < 9 Months    184      15,856,034         631,935               0.06%

> = 9 < 12 Months   26       1,860,327          107,695               0.01%

> = 12 Months        1        55,150             4,115                0.00%

Total             302,724    28,231,430,154    5,966,864             100.00%
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Properties in Possession
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                                Number   Principal ((GBP))   Arrears ((GBP))

Total (since inception)            485         33,836,318        1,653,827
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Properties in Possession                                           145

Number Brought Forward                                             107

Repossessed (Current Month)                                         38

Sold (since inception)                                             340

Sold (current month)                                                57

Sale Price / Last Loan Valuation                                  1.05

Average Time from Possession to Sale (days)                        132

Average Arrears at Sale                                     (GBP)3,249

Average Principal Loss (Since inception)*                     (GBP)744

Average Principal Loss (current month)**                    (GBP)2,795

MIG Claims Submitted                                                 9

MIG Claims Outstanding                                               3

Average Time from Claim to Payment                                  53
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
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                                           Number          Principal ((GBP))

Substituted this period                      0                (GBP)0

Substituted to date (since 26 March       631,014         (GBP)56,601,148,674
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CPR Analysis

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                                                              % of CPR

Current Month % of CPR - Removals*                              62.30%

Previous Month % of CPR - Removals*                             51.90%

Current Month % of CPR - Non-Removals**                         37.70%

Previous Month % of CPR - Non-Removals**                        48.10%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

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                                              Monthly         Annualised

Current Month CPR Rate - Total                 6.50%            55.33%

Previous Month CPR Rate - Total                4.85%            44.95%
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Weighted Average Seasoning (by value) Months                     24.68

Weighted Average Remaining Term (by value) Years                 20.74

Average Loan Size                                          (GBP)93,258

Weighted Average LTV (by value)                                 75.17%

Weighted Average Indexed LTV (by value)                         68.11%

Non Verified (by value)                                         40.11%
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Product Breakdown

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Fixed Rate (by balance)                                         51.48%

Together (by balance)                                           22.76%

Capped (by balance)                                              0.59%

Variable (by balance)                                           21.52%

Tracker (by balance)                                             3.66%

Total                                                           100.0%
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Geographic Analysis

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                    Number      % of Total     Value ((GBP))       % of Total

East Anglia          5,982        1.98%       565,982,580             2.00%

East Midlands       21,285        7.03%       1,802,038,437           6.38%

Greater London      36,011       11.90%       5,464,402,317          19.36%

North               32,066       10.59%       1,977,592,686           7.00%

North West          40,428       13.35%       3,064,417,305          10.85%

Scotland            40,115       13.25%       2,734,540,263           9.69%

South East          44,329       14.64%       5,648,564,329          20.01%

South West          19,206        6.34%       2,018,005,541           7.15%

Wales               12,510        4.13%       949,022,973             3.36%

West Midlands       19,836        6.55%       1,752,860,790           6.21%

Yorkshire           30,956       10.23%       2,254,002,932           7.98%

Total               302,724       100%        28,231,430,154          100%
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LTV Levels Breakdown

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                                 Number        Value ((GBP))       % of Total

0% < 25%                        11,598          442,268,943           1.57%

> = 25% < 50%                   37,034        2,774,502,491           9.83%

> = 50% < 55%                   11,615        1,055,435,235           3.74%

> = 55% < 60%                   12,573        1,204,010,908           4.26%

> = 60% < 65%                   14,500        1,469,259,883           5.20%

> = 65% < 70%                   17,662        1,786,954,783           6.33%

> = 70% < 75%                   22,635        2,349,045,800           8.32%

> = 75% < 80%                   22,927        2,614,166,128           9.26%

> = 80% < 85%                   38,163        4,145,793,561          14.69%

> = 85% < 90%                   36,399        3,690,980,978          13.07%

> = 90% < 95%                   55,446        4,737,457,207          16.78%

> = 95% < 100%                  21,587        1,919,351,427           6.80%

> = 100%                          585         42,202,809              0.15%

Total                           302,724       28,231,430,154         100.0%
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Repayment Method

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                               Number         Value ((GBP))        % of Total

Endowment                       21,564        1,640,935,762           5.81%

Interest Only                   54,260        7,841,620,550          27.78%

Pension Policy                    527         52,582,294              0.19%

Personal Equity Plan              935         69,685,408              0.25%

Repayment                       225,438       18,626,606,140         65.98%

Total                           302,724       28,231,430,154        100.00%
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Employment Status

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                              Number           Value ((GBP))       % of Total

Full Time                     263,865         23,211,554,604         82.22%

Part Time                      3,936          254,553,010             0.90%

Retired                         434           13,600,615              0.05%

Self Employed                 31,530          4,606,889,436          16.32%

Other                          2,959          144,832,488             0.51%

Total                         302,724         28,231,430,154         100.00%
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NR Current Existing Borrowers' SVR                    6.84%

Effective Date of Change                            1 September 2004
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Notes    Granite Master Issuer plc - Series 2005-1
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                   Outstanding         Rating        Reference Rate   Margin
                                  Moodys/S&P/Fitch

Series 1

A1               $571,428,000       Aaa/AAA/AAA          3.30%        0.04%

A2            (euro) 714,285,000    Aaa/AAA/AAA          2.16%        0.04%

A3               $1,100,000,000     Aaa/AAA/AAA          3.51%        0.08%

A4               $1,100,000,000     Aaa/AAA/AAA          3.53%        0.10%

A5           (euro) 1,500,000,000   Aaa/AAA/AAA          2.21%        0.09%

A6              (GBP)750,000,000    Aaa/AAA/AAA          4.98%        0.12%

B1                $60,500,000        Aa3/AA/AA           3.56%        0.13%

B2             (euro) 80,000,000     Aa3/AA/AA           2.31%        0.19%

B3              (GBP)55,000,000      Aa3/AA/AA           5.05%        0.19%

M1                $65,000,000          A2/A/A            3.66%        0.23%

M2             (euro) 79,000,000       A2/A/A            2.40%        0.28%

M3               (GBP)55,000,000       A2/A/A            5.14%        0.28%

C2           (euro) 139,000,000      Baa2/BBB/BBB       2.676%        0.56%

C3            (GBP)60,000,000        Baa2/BBB/BBB        5.42%        0.56%
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Notes    Granite Master Issuer plc - Series 2005-2

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                   Outstanding          Rating       Reference Rate   Margin
                                  Moodys/S&P/Fitch

Series 1

A1                $975,000,000.00     Aaa/AAA/AAA        3.30%        0.04%

A2            (GBP)200,000,000.00     Aaa/AAA/AAA        4.92%        0.05%

A3          (euro) 660,000,000.00     Aaa/AAA/AAA        2.18%        0.05%

A4                $800,000,000.00     Aaa/AAA/AAA        3.37%        0.08%

A5          (euro) 800,000,000.00     Aaa/AAA/AAA        2.27%        0.14%

A6              $1,250,000,000.00     Aaa/AAA/AAA        3.42%        0.13%

A7            (GBP)530,200,000.00     Aaa/AAA/AAA        5.03%        0.16%

A8            (GBP)250,000,000.00     Aaa/AAA/AAA        5.03%        0.16%

B1                 $90,000,000.00     Aa3/AA/AA          3.43%        0.14%

B2           (euro) 62,000,000.00     Aa3/AA/AA          2.33%        0.20%

B3             (GBP)35,100,000.00     Aa3/AA/AA          5.07%        0.20%

M1                 $95,000,000.00      A2/A/A            3.53%        0.24%

M2           (euro) 70,000,000.00      A2/A/A            2.43%        0.30%

M3             (GBP)28,100,000.00      A2/A/A            5.19%        0.32%

C1                 $90,000,000.00     Baa2/BBB/BBB       3.79%        0.50%

C2          (euro) 131,700,000.00     Baa2/BBB/BBB       2.68%        0.55%
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Credit Enhancement

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                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent) (GBP)542,329,266            6.58%

Class C Notes ((GBP) Equivalent)       (GBP)296,552,943            3.60%
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                                                       % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent) (GBP)542,329,266            6.88%

Class C Notes ((GBP) Equivalent)       (GBP)296,552,943            3.76%
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Programme Reserve Required Percent                                 1.65%

Programme Reserve Required Amount      (GBP)133,919,047            1.70%

Balance Brought Forward                (GBP)138,563,551            1.76%

Drawings this Period                   (2,644,505)                -0.03%

 *Additions this period                    (GBP)0                  0.00%

Current Balance of Funding 2 &
Granite Master Issuer Reserve Fund     (GBP)135,919,046            1.72%

Excess Spread this Period                (GBP)1,429,148            0.02%
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Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.


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